TITAN MEDICAL INC.
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2016 AND 2015

(IN UNITED STATES DOLLARS)

Tel: 416 865 0200 Fax: 416 865 0887	BDO Canada LLP TD Bank Tower 66 Wellington Street West Suite 3600, PO Box 131 Toronto ON M5K 1H1 Canada

Independent Auditor’s Report

To the Shareholders of
Titan Medical Inc.

We have audited the accompanying financial statements of Titan Medical Inc., which comprise the balance sheets as at December 31, 2016 and December 31, 2015 and the statements of shareholders’ equity and deficit, net and comprehensive loss and cash flows for the years ended December 31, 2016 and December 31, 2015 and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Titan Medical Inc. as at December 31, 2016 and December 31, 2015 and its financial performance and its cash flows for the years ended December 31, 2016 and December 31, 2015 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario
March 21, 2017

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

TITAN MEDICAL INC.
Balance Sheets
As at December 31, 2016 and December 31, 2015
(In U.S. Dollars)

	December 31,	December 31,
	2016	2015
ASSETS
CURRENT
Cash and cash equivalents	$4,339,911	$11,197,573
Amounts receivable	176,009	57,752
Deposits (Note 8)	2,016,648	1,040,000
Prepaid expenses	66,465	137,905
Total Current Assets	6,599,033	12,433,230
Furniture and Equipment (Note 3)	9,350	4,521
Patent Rights (Note 4)	584,113	448,559
TOTAL ASSETS	$7,192,496	$12,886,310
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$2,232,201	$9,159,829
Warrant liability (Note 2(h) and 6)	2,365,691	2,137,751
Other Liabilities and charges (Note 5(a))	2,000,000	2,000,000

TOTAL LIABILTIES	6,597,892	13,297,580
SHAREHOLDERS’ EQUITY
Share Capital (Note 5(a))	112,742,810	86,083,419
Contributed Surplus	3,707,432	2,849,061
Warrants (Note 5 (b))	855,800	4,044,192
Deficit	(116,711,438)	(93,387,942)
Total Equity	594,604	(411,270)
TOTAL LIABILITIES & EQUITY	$7,192,496	$12,886,310

Commitments (Note 8)
See accompanying notes to financial statements

Approved on behalf of the Board:

_______________	_______________
Martin Bernholtz	David McNally
Chairman	CEO

TITAN MEDICAL INC.
Statements of Shareholders’ Equity and Deficit
For the Years Ended December 31, 2016 and 2015
(In U.S. Dollars)

	Share Capital	Share Capital	Contributed	Warrants	Deficit	Total
	Number	Amount	Surplus			Equity

Balance - December 31, 2014	102,555,338	$73,094,032	$2,491,427	$6,014,360	$(51,974,661)	$29,625,158
Issued pursuant to agency agreement	9 9,349,593	7,841,724				7,841,724
Private Placement	4,290,280	4,000,000				4,000,000
Share Issue Expense		(1,018,825)				(1,018,825)
Warrants exercised during the year	56,275	60,119		(5,641)		54,478
Warrants expired during the year		1,964,527		(1,964,527)		-
Options exercised during the year	206,000	141,842	(71,180)			70,662
Stock based compensation			428,814			428,814

Net and Comprehensive loss for the year					(41,413,281)	(41,413,281)

Balance - December 31, 2015	116,457,486	$86,083,419	$2,849,061	$4,044,192	$(93,387,942)	$(411,270)
Issued pursuant to agency agreement	49,844,121	25,708,829				25,708,829
Private Placement	130,839	100,000				100,000
Share issue expense		(2,408,550)				(2,408,550)
Warrants exercised during the year	70,000	63,288				63,288
Warrants expired during the year		3,188,392		(3,188,392)		-
Options exercised during the year	9 9,000	7,432	(3,825)			3,607
Stock based compensation			862,196			862,196

Net and Comprehensive loss for the year					(23,323,496)	(23,323,496)

Balance – December 31, 2016	166,511,446	$112,742,810	$3,707,432	$855,800	$(116,711,438)	$594,604

See accompanying notes to financial statements.

TITAN MEDICAL INC.
Statements of Net and Comprehensive Loss
For the Years ended December 31, 2016 and 2015
(In U.S. Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015

REVENUE	$-	$-

EXPENSES
Amortization	24,640	32,388
Consulting fees	607,032	355,473
Stock based compensation (Note 5(b))	862,196	428,814
Insurance	21,858	29,052
Management salaries and fees	1,625,110	1,145,873
Marketing and investor relations	396,307	323,650
Office and general	297,137	259,009
Professional fees	550,615	521,220
Rent	96,578	106,317
Research and development	22,577,885	38,213,332
Travel	468,432	355,843
Foreign exchange loss	277,303	873,823
	27,805,093	42,644,794

FINANCE INCOME(COST)
Interest	7,540	88,637
Gain on change in fair value of warrants (Note 2(h) and 6)	4,950,013	1,142,876
Warrant liability issue cost	(475,956)	-
	4,481,597	1,231,513

NET AND COMPREHENSIVE LOSS FOR THE YEAR	$(23,323,496)	$(41,413,281)

BASIC AND DILUTED LOSS PER SHARE	$(0.16)	$(0.40)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES, Basic and Diluted	146,558,122	104,272,364

See accompanying notes to financial statements

TITAN MEDICAL INC.
Statements of Cash Flows
For the Years ended December 31, 2016 and 2015
(In U.S. Dollars)

	Year Ended	Year Ended
	December 31,	December 31,
	2016	2015
OPERATING ACTIVITIES
Net loss for the year	$(23,323,496)	$(41,413,281)
Items not involving cash:
Amortization	24,640	32,388
Stock based compensation	862,196	428,814
Warrant liability – fair value adjustment	(4,950,013)	(1,142,876)
Warrant liability – foreign exchange adjustment	138,799	(487,513)
Changes in working capital items:
Amounts receivable, prepaid expenses and deposits	(1,023,465)	(133,049)
Accounts payable and accrued liabilities	(6,927,628)	6,393,514
Other liabilities and charges	-	2,000,000
Cash used in operating activities	(35,198,967)	(34,322,003)
FINANCING ACTIVITIES
Net proceeds from issuance of common shares and warrants	28,506,328	11,718,216
Cash provided by financing activities	28,506,328	11,718,216
INVESTING ACTIVITIES
Increase in furniture and equipment	(10,088)	(4,528)
Decrease in Short-term Investments	-	7,758,000
Costs of Patents	(154,935)	(117,294)
Cash provided by (used in) investing activities	(165,023)	7,636,178

DECREASE IN CASH AND CASH EQUIVALENTS	(6,857,662)	(14,967,609)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	11,197,573	26,165,182

CASH AND CASH EQUIVALENTS, END OF YEAR	$4,339,911	$11,197,573

CASH AND CASH EQUIVALENTS COMPRISE:

Cash	$128,409	$417,749
Money Market Fund	4,211,502	10,779,824
	$4,339,911	$11,197,573

See accompanying notes to financial statements

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

1.	DESCRIPTION OF BUSINESS

Nature of Operations:

The Company’s business continues to be in the research and development stage and is focused on the continued research and development of the next generation surgical robotic platform. In the near term, the Company will continue efforts toward a platform to be used for pre-clinical studies and satisfaction of appropriate regulatory requirements. Upon receipt of regulatory clearance, the Company will be in a position to transition from the research and development stage to the commercialization stage. The completion of these latter stages will be subject to the Company receiving additional funding in the future.

The Company is incorporated in Ontario, Canada in accordance with the Business Corporations Act.

The address of the Company’s corporate office and its principal place of business is Toronto, Canada.

Basis of Preparation:

(a)	Statement of Compliance

These financial statements for the year ended December 31, 2016 and December 31, 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The financial statements were authorized for issue by the Board of Directors on March 21, 2017.

(b)	Basis of Measurement

These financial statements have been prepared on the historical cost basis except for the revaluation of the warrant liability, which is measured at fair value.

(c)	Functional and Presentation Currency

These financial statements are presented in United States dollars (“U.S.”), which is the Company’s functional and presentation currency.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Use of Estimates and Judgements

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of provisions at the date of the financial statements and the reported amount of expenses during the year. Financial statement items subject to significant judgement include, the measurement of stock based compensation and the fair value estimate of the initial measurement of new warrant liabilities. While management believes that the estimates and assumptions are reasonable, actual results may differ.

In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. As disclosed in Note 10(b), The Company expects that approximately US $28.0 million in incremental funding, inclusive of the offering completed subsequent to the year end, will be required by the end of 2017 to maintain its currently anticipated pace of development. If additional funding is not available, the pace of the Company’s product development plan may be reduced. However, based on internal forecasts, Management believes that the Company has sufficient funds to meet its obligations under a reduced development plan, if necessary, for the ensuing twelve months.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value

The Black-Scholes model used by the Company to determine fair values of stock options and warrants was developed for use in estimating the fair value of the stock options and warrants. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate.

(b)	Cash and Cash Equivalents

Cash and cash equivalents include cash balances and amounts on deposit in high interest savings accounts.

(c)	Furniture and Equipment

Furniture and equipment are recorded at cost less accumulated amortization and accumulated impairment losses, if any. The Company records amortization using the straight-line method over the estimated useful lives of the capital assets as follows:

a)	Computer Equipment	3 years
b)	Furniture and Fixtures	3 – 5 years
c)	Leasehold Improvements	Term of the lease

(d)	Impairment of long-lived assets

The Company reviews computer equipment, furniture and equipment, leasehold improvements and patent rights for objective evidence of impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. Recoverability is measured by comparison of the assets carrying amount to the assets recoverable amount, which is the greater of fair value less cost to sell and value in use. Value in use is measured as the expected future discounted cash flows expected to be derived from the asset. If the carrying value exceeds the receivable amount, the asset is written down to the recoverable amount.

(e)	Patent Rights

Patent rights are recorded at cost less accumulated amortization and accumulated impairment loss. Straight line amortization is provided over the estimated useful lives of the assets, as prescribed by the granting body, which range up to twenty years.

(f)	Deferred Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, unused tax losses and income tax reductions, and are measured using the substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Management has determined not to recognize its net deferred tax assets, as it is not considered probable that future tax benefits will be realized.

(g)	Foreign Currency

Transactions in currencies other than U.S. dollars are translated at exchange rates in effect at the date of the transactions. Foreign exchange differences arising on settlement are recognized separately in net and comprehensive loss. Monetary year end balances are converted to U.S. dollars at the rate in effect at that time as per the Bank of Canada.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Non-monetary items in a currency other than U.S. dollars that are measured in terms of historical cost are translated using the exchange rate at the date of transaction or date of adoption of U.S functional currency, whichever is later. Foreign exchange gains and losses are included in net and comprehensive loss.

(h)	Warrant Liability

In accordance with IAS 32, because the exercise prices of new warrants issued, after the Company’s adoption of the U.S. dollar as its functional currency and presentation currency, as well as the warrants issued from the exercise of broker warrants, are not a fixed amount as they are denominated in a currency (Canadian dollar) other than the Company’s functional currency (U.S. dollar), the warrants are accounted for as a derivative financial liability. Each Warrant Liability is initially measured at fair value and subsequent changes in fair value are recorded through Net and Comprehensive Loss for the year. The fair value of these warrants was determined initially using a comparable warrant quoted in an active market, adjusted for differences in the terms of the warrant. At December 31, 2016, the Warrant Liability was adjusted to fair value measured at the market price of the listed warrants.

(i)	Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are directly or indirectly observable:

Level 3 – Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant liability is initially based on level 2 (significant observable inputs) and at December 31, 2016 and 2015 is based on level 1, quoted prices (unadjusted).

(j)	Stock Based Compensation

Currently all stock option grants are valued using the Black-Scholes option-pricing model. IFRS 2 requires options granted to employees and others providing similar services to be measured at the fair value of goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the entity shall measure the value and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted, which the Company does through the use of the Black-Scholes option- pricing model. The fair value of the options granted is as at the grant date.

Stock options granted to non-employees are valued using the Black-Scholes option-pricing model, rather than on the basis of the fair value of the services received. The Company does not have a history of performance with non-employees to reasonably estimate the fair value of the services to be received nor is there a definite expectation that their services will be required in the future.

In the event that the Company does have or establishes a history of performance with non-employees, options granted are valued on the basis of fair value of the services received.

(k)	Research and Development Costs

Research and development activities undertaken with the prospect of gaining new scientific or technical knowledge and understanding are expensed as incurred. The costs of developing new products are capitalized as deferred development costs, if they meet the development capitalization criteria under IFRS. These criteria include the ability to measure development costs reliably, the product is technically and commercially feasible, future economic benefits are probable and the Company intends to and has sufficient resources to complete development and to use or sell the asset. To date, all of the research and development costs have been expensed as all of the criteria for capitalization have not yet been met.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Earnings (loss) per Share

Basic earnings (loss) per share are calculated using the weighted-average number of common shares outstanding during the year. Diluted earnings (loss) per share considers the dilutive impact of the exercise of 7,202,250 outstanding stock options (December 31, 2015 – 2,897,763) and 83,102,520 warrants, (December 31, 2015– 41,934,399) as if the events had occurred at the beginning of the period or at a time of issuance, if later. Diluted loss per share has not been presented in the accompanying financial statements, as the effect would be anti-dilutive.

(m)	Investment tax credits

As a result of incurring scientific research and development expenditures, management has estimated that there will be non-refundable federal and refundable and non-refundable provincial investment tax credits receivable following the completion of an audit process by tax authorities. Investment tax credits are recorded when received or when there is reasonable assurance that the credits will be realized. Upon recognition, amounts will be recorded as a reduction of research and development expenditures.

(n)	Financial Instruments

The Company has designated its cash and cash equivalents, and amounts receivable as loans and receivables, which are measured at amortized cost. Amounts receivable include HST recoverable and other receivables. Accounts payable and accrued liabilities and other liabilities and charges are classified as other financial liabilities, which are measured at amortized cost.

(o)	Short term Employee Benefits

Short-term employee benefit obligations including Company paid medical, dental and life insurance plans, are measured on an undiscounted basis and are expensed as the related service is provided.

(p)	Provisions

A provision is recognized, if as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Presently the Company is not aware of the need for any material provisions nor has it recorded any except as otherwise disclosed in the financial statements.

(q)	Lease payments

Payments made under operating leases are recognized as an expense on a straight line basis over the term of the lease. Lease incentives received, if any, are recognized as an integral part of the total lease expense over the term of the lease.

(r)	Standards, Amendments and Interpretations Not Yet Effective

Following is a listing of amendments, revisions and new IFRSs, which have been issued but are not effective until annual periods beginning after December 31, 2016.

IFRS 9 Financial Instruments, to replace IAS 39 and IFRIC 9, the effective date for which is fiscal periods beginning on or after January 1, 2018.

IFRS 15 Revenue from Contracts with Customers, to supersede the requirements in IAS 11, IAS 18, IFRIC 13, 15, 18 and SIC-31. The new standard is effective for annual periods beginning on or after January 1, 2018.

IFRS 16 Leases, to supersede the requirements in IAS 17, IFRIC 4, SIC-15 and SIC-17. The new standard is effective for annual periods beginning on or after January 1, 2019.

Management continues to assess the effect on the Company’s future results and Financial Position as a result of these new standards.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

3.	FURNITURE AND EQUIPMENT

	Computer	Furniture	Leasehold
	Equipment	and Fixtures	Improvements	Total
Cost
Balance at December 31, 2015	$70,365	$261,483	$172,601	$504,449
Additions	10,088	-	-	10,088
Balance at December 31, 2016	$80,453	$261,483	$172,601	$514,537

Amortization & Impairment Losses
Balance at December 31, 2015	$65,844	$261,483	$172,601	$499,928
Amortization for the year	5,259	-	-	5,259
Balance at December 31, 2016	$71,103	$261,483	$172,601	$505,187

Net Book Value
At December 31, 2015	$4,521	$-	$-	$4,521
At December 31, 2016	$9,350	$-	$-	$9,350

4.	PATENT RIGHTS

Cost
Balance at December 31, 2015	$621,782
Additions	154,935
Balance at December 31, 2016	$776,717

Amortization & Impairment Losses
Balance at December 31, 2015	$173,223
Amortization for the year	19,381
Balance at December 31, 2016	$192,604

Net Book Value

At December 31, 2015	$448,559
At December 31, 2016	$584,113

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

5.	SHARE CAPITAL

a)	Authorized:	unlimited number of common shares, no par value

	Issued:	166,511,446 (December 31, 2015: 116,457,486)

Exercise prices of units, warrants and options are presented in Canadian currency as they are exercisable in Canadian dollars.

On October 27, 2016 the over-allotment option to the Company’s September 20, 2016 offering of 17,083,333 units at a price of CDN $0.60 was partially exercised and the Company sold an additional 2,030,000 Units at the Offering Price of CDN $0.60 for additional gross proceed of $909,846 ($845,181 net of closing costs including cash commission of $63,689 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire October 27, 2021. The warrants were valued at $121,313 based on the market value at the time and the balance of $788,533 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 142,100 units. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN $0.60 for a period of 24 months following the closing date.

On September 20, 2016 Titan completed an offering of securities pursuant to an agency agreement dated September 13, 2016 between the Company, and Bloom Burton & Co. Limited and Echelon Wealth Partners Inc. (the "Agents"). The Company sold 17,083,333 units under the Offering at a price of CDN $0.60 per Unit for gross proceeds of $7,749,000 ($6,951,987 net of closing costs including cash commission of $528,668 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN $0.75 and will expire September 20, 2021. The warrants were valued at $1,162,350 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,586,650 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,165,494 units. Each broker warrant entitles the holder thereof to acquire one common share of the Company at the price of CDN$0.60 for a period of 24 months following the closing date.

On April 14, 2016 the over-allotment option to the Company’s March 31, 2016 offering of 15,054,940 units at a price of CDN $1.00 per Unit was exercised in full and the Company sold an additional 2,258,241 Units at the Offering Price of CDN $1.00 for additional gross proceeds of $1,759,396 ($1,633,407 net of closing costs including cash commission of $123,158 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire April 14, 2021. The warrants were valued at $290,300 based on the market value at the time and the balance of $1,469,095 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 158,076 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each unit consists one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire April 14, 2021.

On March 31, 2016 Titan completed an offering of securities pursuant to an agency agreement dated March 24, 2016 between the Company and Bloom Burton & Co. Limited (the “Agent”). The Company sold 15,054,940 units under the Offering price of CDN$1.00 per Unit for gross proceeds of approximately $11,607,359 ($10,571,919 net of closing costs including cash commission of $796,324 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and one warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.20 and will expire March 31, 2021. The warrants were valued at $1,741,104 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $9,866,255 was allocated to common shares.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,032,845 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$1.00 for a period of 24 months following the closing date. Each unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.20 which expire March 31, 2021.

On February 23, 2016 the over-allotment option in connection with the February 12, 2016 completed public offering of 11,670,818 units had been exercised in full. The company sold an additional 1,746,789 units at the offering price of CDN$0.90 per Unit for gross proceeds to Titan of approximately $1,139,937 ($1,029,605 net of closing costs including cash commission of $79,796 paid in accordance with the terms of the agency agreement). Each unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 23, 2021. The warrants were valued at $215,321 based on the market value at the time and the balance of $924,616 was allocated to common shares.

On February 12, 2016 Titan completed an offering of securities made pursuant to an agency agreement dated February 9, 2016 between the Company and Bloom Burton & Co. Limited (the "Agent"). The Company sold 11,670,818 units under the Offering at a price of CDN $0.90 per Unit for gross proceeds of approximately $7,592,101 ($6,844,046 net of closing costs including cash commission of $516,622 paid in accordance with the terms of the agency agreement). Each Unit consists of one common share of the Company and one common share purchase warrant. Each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $1.00 which expire February 12, 2021. The warrants were valued at $1,518,420 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $6,073,681 was allocated to common shares.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 916,443 units. Each broker warrant entitles the holder thereof to acquire one unit of the Company at the price of CDN$0.90 for a period of 24 months following the closing date. Each unit consists of one common share of the Company and one common share purchase warrant. Each purchase warrant entitles the holder to acquire one common share of the Company at an exercise price of CDN$1.00 for a period of 60 months from the date of closing.

On November 23, 2015 Titan closed a private placement of 4,290,280 common shares of Titan at a subscription price of CDN$1.23 per common share for gross proceeds of $4,000,000 with Longtai Medical Inc. Longtai is the Canadian subsidiary of Ningbo Long Hengtai International Trade Co. Ltd., a corporation incorporated under the laws of China with annual sales exceeding $100,000,000. Longtai is an importer and distributer of high end medical devices for multinational companies.

Under the Agreement Titan has granted to Longtai exclusive rights to negotiate for an exclusive marketing, sales and distribution agreement for Titan’s SPORT™ Surgical System in the Asia Pacific region for a period of 183 days. Longtai has paid to Titan $2,000,000 as a deposit toward the Distributorship Agreement, which shall be repaid to Longtai in the event that the agreement is not entered into within the 183 day period. On August 24, 2016 the parties agreed to modify their previous three month extension, to monthly progress reviews. Longtai will concurrently with the signing of the Distributorship Agreement, subscribe for and purchase an additional $4,000,000 worth of Common Shares at a share issue price equal to the 5-day Volume Weighted Average Price (VWAP) (less a 12.5% discount). If the Distributorship Agreement is signed and the second $4,000,000 private placement is completed, Titan will retain $1,400,000 of the Distributorship Deposit and repay $600,000 to Longtai.

On November 16, 2015 Titan completed an offering of securities pursuant to an agency agreement dated November 6, 2015 between the Company and Octagon Capital Corporation (the “Agent”). The offering consisted of 8,130,081 units and full over-allotment of 1,219,512 units for a total of 9,349,593 units at a price of CDN$1.23 per unit for gross proceeds of $8,611,901 ($7,629,360 net of closing costs including cash commission of $586,660 paid in accordance with the terms of the agency agreement). Each unit comprised of one common share of Titan and 0.75 of a common share purchase warrant. Each whole warrant entitles its holder to purchase one additional common share of Titan for CDN$1.60 which will expire November 16, 2020. The warrants were valued at $770,177 using a comparable warrant quoted in an active market, adjusted for differences in the terms of warrant and the balance of $7,841,724 was allocate to common shares.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

b)	Warrants, Stock Options and Compensation Options

Subject to shareholder approval, Titan has reserved and set aside up to 10% of the issued and outstanding shares of Titan for granting of options to employees, officers, consultants and advisors. At December 31, 2016, 9,448,895 common shares (December 31, 2015: 8,747,986) were available for issue in accordance with the Company’s stock option plan. The terms of these options are determined by the Board of Directors. A summary of the status of the Company’s outstanding stock options as of December 31, 2016 and December 31, 2015 and changes during the periods ended on those dates is presented in the following table:

	Year Ended		Year Ended
	December 31, 2016		December 31, 2015
	Number of	Weighted-average	Number of	Weighted-average
	stock options	exercise price	stock options	exercise price
		(CDN)		(CDN)
Balance, beginning	2,897,763	$1.20	2,229,604	$1.14
Granted	4,660,117	$1.01	974,159	$1.52
Exercised	(9,000)	$0.56	(206,000)	$0.45
Expired/forfeited	(346,630)	$1.56	(100,000)	$1.67
Balance, ending	7,202,250	$1.10	2,897,763	$1.20

The weighted-average remaining contractual life and weighted-average exercise price of options outstanding and of options exercisable as at December 31, 2016 are as follows:

	Options Outstanding			Options Exercisable
			Weighted-average		Weighted-
		Weighted-	remaining		average
Exercise	Number	average exercise	contractual life	Number	exercise price
price (CDN)	outstanding	price (CDN)	(years)	exercisable	(CDN)
$0.56	663,368	$0.56	1.59	663,368	$0.56
$0.83	49,591	$0.83	1.22	49,591	$0.83
$0.96	305,107	$0.96	1.97	305,107	$0.96
$1.00	4,015,825	$1.00	4.50	1,129,206	$1.00
$1.02	233,045	$1.02	3.98	82,691	$1.02
$1.08	644,292	$1.08	4.08	644,292	$1.08
$1.39	19,746	$1.39	2.96	19,746	$1.39
$1.39	47,532	$1.39	0.37	47,532	$1.39
$1.49	102,759	$1.49	0.12	102,759	$1.49
$1.51	16,796	$1.51	3.61	16,796	$1.51
$1.72	585,368	$1.72	3.44	333,597	$1.72
$1.76	106,096	$1.76	2.18	106,096	$1.72
$1.94	412,725	$1.94	2.39	325,775	$1.94
	7,202,250	$1.10	2.49	3,826,556	$1.12

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

Options are granted to Directors, Officers, Employees and Consultants at various times. Options are to be settled by physical delivery of shares.

Stock options granted to non-employees, officers or directors are valued using the Black-Scholes pricing model, rather than on the basis of the fair value of the services received.

The Company does on occasion use the services of consultants. Options granted in these situations are valued on the basis of fair value of the services received.

Grant date/Person entitled	Number of Options	Vesting Conditions	Contractual life of Options

June 9, 2015, option grants to Directors, Officers and Consultants	207,712	immediately	5 years
June 9, 2015, option grants to Employees	477,039	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years
August 11, 2015, option grants to Consultants	16,796	immediately	5 years
December 23, 2015, option grants to Directors, Officers and Consultants	82,691	immediately	5 years
December 23, 2015, option grants to Employees	189,920	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years
January 27, 2016, option grants to Employees and Consultants	644,292	immediately	5 years
August 24, 2016, options granted to Directors and Consultants	1,129,206	immediately	5 years
August 24, 2016, options granted to Employees	2,886,619	Vest as to 1/3 of the total number of Options granted, every year from Option Date	5 years

Inputs for Measurement of Grant Date Fair Values

The grant date fair value of all share based payment plans was measured based on the Black-Scholes formula. Expected volatility was estimated by considering historic average share price volatility. The inputs used in the measurement of fair values at grant date of the share based option plan are as follows:

Directors, Management, Employees, Medical Advisors and Consultants

	2016	2015
Fair Value at grant date (CDN)	$0.28 - $0.52	$0.49 - $0.81
Share price at grant date (CDN)	$0.68 - $1.08	$1.02 - $1.72
Exercise price (CDN)	$1.00 - $1.08	$1.02 - $1.72
Expected Volatility	73.34% – 79.67%	71.83% - 73.84%
Option Life	3 years	3 years
Expected dividends	nil	nil
Risk-free interest rate	0.44% – 057%	0.44% - 0.66%
(based on government bonds)

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

5.	SHARE CAPITAL (continued)

The following is a summary of outstanding warrants included in Shareholder’s Equity as at December 31, 2016 and December 31, 2015 and changes during the periods then ended.

	December		December
	31, 2016		31, 2015

	Number of		Number of
	Warrants	Amount	Warrants	Amount
Opening Balance	14,257,434	$4,044,192	17,963,334	$6,014,360

Exercised during the period
Exercise Price of CDN$1.25
Expiry March 13, 2018	-	-	(40,000)	(5,641)

Expired during the period
Exercise Price CDN$1.75
Expiry December 22, 2016	(3,484,500)	(1,310,451)	-	-

Expired during the period
Exercise Price CDN$2.00
Expiry June 21, 2016	(5,121,500)	(1,877,941)

Expired during the period
Exercise Price CDN$1.85
Expiry December 10, 2015			(3,665,900)	(1,964,527)

Ending Balance	5,651,434	$855,800	14,257,434	$4,044,192

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

6.	WARRANT LIABILTY

	December		December
	31, 2016		31, 2015
	Number of		Number of
	Warrants	Amount	Warrants	Amount
Balance, beginning	27,676,965	$2,137,751	20,664,770	$2,997,963
Issue of warrants expiring November 16, 2020	-	-	7,012,195	770,177
Issue of warrants expiring, February 12, 2021	11,670,818	1,518,420	-	-
Issue of warrants expiring, February 23, 2021	1,746,789	215,321	-	-
Issue of warrants expiring, March 31, 2021	15,054,940	1,741,104	-	-
Issue of warrants expiring, April 14,2021	2,258,241	290,300	-	-
Issue of warrants expiring, September 20, 2021	17,083,333	1,162,350	-	-
Issue of warrants expiring, October 27, 2021	2,030,000	121,313	-	-
Warrants exercised during the year	(70,000)	(9,654)	-	-
Foreign exchange adjustment	-	138,799	-	(487,513)
Fair value adjustment	-	(4,950,013)	-	(1,142,876)
Balance, ending	77,451,086	$2,365,691	27,676,965	$2,137,751

In addition to the warrants listed above, at December 31, 2016, the Company has issued and outstanding, 3,414,958 broker unit warrants expiring between February 23, 2018 and October 27, 2018.

7.	INCOME TAXES

a)	Current Income Taxes

A reconciliation of combined federal and provincial corporate income taxes at the Company’s effective tax rate of 26.5% (2015 – 26.5%) follows.

	December 31,	December 31,
	2016	2015

Net loss before income taxes	$(23,323,496)	$(41,413,281)

Income taxes at statutory rates	$(6,180,726)	$(10,974,519)
Tax effect of expenses not deductible for income tax purposes:
Tax/ FX rate changes and other adjustments	(39,497)	(185,026)
Permanent differences	(1,040,695)	(316,125)
Unrecognized share issue costs	(637,468)	(269,989)
Total tax assets	(7,898,386)	(11,745,659)

Tax assets not recognized	7,898,386	11,745,659
	$-	$-

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

7.	INCOME TAXES (continued)

b)	Deferred Income Taxes

Deferred income tax assets and liabilities result primarily from differences in recognition of certain timing differences that give rise to the Company’s future tax assets (liabilities) and are as follows:

	December 31,	December 31,
	2016	2015

Non-capital losses	$31,620,196	$23,240,604
Qualifying research
and development expenditures	1,663,229	2,501,449
Share issue costs and other	1,277,488	922,184
Total tax assets	34,560,913	26,664,237

Tax assets not recognized	(34,560,913)	(26,664,237)
Net deferred tax assets	$-	$-

In assessing the realizability of deferred tax assets, management considers whether it is probable that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Management, based on IFRS criteria, has determined, at this time, not to recognize its deferred tax assets, as it is not considered probable that future tax benefits will be realized.

c)	Losses carried forward

The Company has non-capital losses of approximately $119,321,495 available to reduce future income taxes. The non-capital losses expire approximately as follows:

2027	$786,557
2028	169,954
2029	186,708
2030	2,003,594
2031	12,735,836
2032	6,517,436
2033	8,856,497
2034	15,819,741
2035	43,934,918
2036	28,310,254
$119,321,495

The Company has accumulated Qualifying Research and Development expenses of $6,276,334 as a result of prior years research and development. These expenditures may be carried forward indefinitely and used to reduce taxable income in future years.

As a result of a recent Canada Revenue Agency (CRA) audit completed in the second quarter of 2016, regarding Titan’s 2011 Amadeus SR&ED claim, the 2011 loss of $9,423,694 has been adjusted to $12,735,836 and the qualifying SR&ED expenditures has been revised from $9,439,430 to $6,276,334. The amounts regarding the foreign content made in the claim has been disallowed by CRA. Titan has appealed this decision and is awaiting the outcome.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

7.	INCOME TAXES (continued)

d)	Investment Tax Credits

At December 31, 2016, the Company has $1,354,364 (2015 - $2,021,091) of unclaimed investment tax credits available to reduce federal income taxes payable in future years. If not utilized, these investment tax credits will start expiring in 2028. The 2016 amount has been adjusted to reflect changes due to the aforementioned CRA audit.

At December 31, 2016, the Company has $282,002 (2015 – $425,140) of unclaimed Ontario Research and Development Tax Credit (ORDTC) available to reduce Ontario income taxes payable in future years. If not utilized, these ORDTC will start expiring in 2029. The 2016 amount has been adjusted to reflect changes due to the aforementioned CRA audit.

8.	COMMITMENTS

Effective July 15, 2011, the Company entered into a lease for premises in Ancaster, Ontario for its research and development program.

Effective February 1, 2012, the Company exercised its option to lease an additional 4,477 square feet adjacent to its existing research and development facilities in Ancaster, Ontario. The additional space is under the same terms and conditions as the original lease, dated July 15, 2011.

Effective August 22, 2013, 3,957 square feet of this additional space has been sublet for a term of 5.5 years at a monthly rent of $2,325 per month to July 31, 2016 and $2,635 per month thereafter. Effective April 30, 2015 the Company entered into a lease surrender agreement with the landlord for initial space leased on July 15, 2011. As a result, the Company now has only the space leased February 1, 2012 and it has been sublet.

Effective January 26, 2016 the Company entered into a twelve month lease at its corporate office located at 170 University Avenue, Toronto Ontario, at an annual rental of CDN $116,875. On November 25, 2016 a new lease agreement was signed, to commence February 1, 2017 at a monthly rent of CDN $9,740. The new agreement which includes a 60 days’ termination notice, expires January 31, 2018.

As a part of its program of research and development around the SPORT Surgical System, the Company has outsourced certain aspects of the design and development to a U.S. based technology and development company. At December 31, 2016, $1,984,978 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $906,010 to be applied against future invoices.

During the year the Company issued further purchase orders to an additional U.S. supplier to provide further design and engineering services. At December 31, 2016, $2,696,801 in purchase orders remains outstanding. The Company also has on deposit with this same U.S. supplier $1,110,638 to be applied against future invoices.

The Company has entered into a number of licensing agreements with suppliers and Universities that will require payments to be made to them, in future years, based on the achievement, by the Company, of certain milestones which could total up to $897,500. Subsequently, following commercialization, royalty payments will be required, based on a percentage of annual net sales of the licensed product, in the range of 4% to 6% per royalty agreement.

The Company has entered into a number of licensing agreements with educational and medical institutions as well as suppliers, for the development and provision of items to be incorporated into the SPORT Surgical System. These agreements require Titan to make periodic payments in 2017 and beyond.

2017	$80,000
2018	$5,000
2019	$5,000
2020	$205,000
2021	$180,000
2022 and thereafter $5,000 per year

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

9.	RELATED PARTY TRANSACTIONS

During the year ended December 31, 2016, transactions between the Company and directors, officers and other related parties were related to compensation matters in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Compensation to the Executive Officers amounted to $967,363 for the year ended December 31, 2016 compared to $935,242 for the same period in 2015.

In the second quarter of 2015, Titan entered into an Option Agreement (“Agreement”) with a company that has developed a patent for Markerless Tracking of Robotic Surgical Tools that can be incorporated into Titan’s SPORT Surgical System. Under the terms of the Agreement Titan paid to the Company a non-refundable Option Fee of $300,000 as follows:

$100,000 upon signing the Agreement
$100,000 January 2, 2016 (paid)
$100,000 October 1, 2016 (paid)

In addition, Titan had the right at any time up to and including February 2, 2017, to exercise the Option by paying a fee of $1.3 million for those rights. This License Fee would be due and payable upon execution of the License Agreement. Titan has since given notice that it would not exercise the option.

A former member of Titan’s Senior Management is also co-inventor of the Markerless Tracking of Robotic Surgical Tools technology, co-founder, a Director, member of the senior management team, and a significant shareholder of that company.

During the year, an individual related to a former senior executive provided consulting services in support of marketing efforts for the European market. Annual compensation of $148,320 plus reimbursement of appropriate expenses was paid to the individual. This individual is no longer employed by the Company.

Officers and Directors of the Company control approximately 3.98% of the Company.

	December 31, 2016		December 31, 2015

	BASE	%	BASE	%

John Barker	250,632	0.15	230,632	0.20
Martin Bernholtz	1,571,500	0.94	1,380,500	1.19
Dennis Fowler	0	0.00	73,000	0.06
John Hargrove	298,200	0.18	298,200	0.26
Stephen Randall	102,800	0.06	102,800	0.09
Reiza Rayman	4,357,117	2.62	4,357,117	3.74
John Valvo	25,000	0.02	25,000	0.02
Bruce Wolff	17,552	0.01	17,552	0.01
TOTAL	6,622,801	3.98	6,484,801	5.57

Common Shares Outstanding	166,511,446	100%	116,457,486	100%

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities, warrant liability, and other liabilities and charges. The fair value of these financial instruments approximates their carrying values, unless otherwise noted, due to the short maturities of these instruments or the discount rate applied.

The Company's risk exposures and their impact on the Company's financial instruments are summarized below:

(a)	Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents, short-term investments and amounts receivable. The Company has no significant concentration of credit risk arising from operations. Cash and cash equivalents are held with reputable financial institutions, from which management believes the risk of loss to be remote. Financial instruments included in amounts receivable consists of HST tax due from the Federal Government of Canada and interest receivable from money market funds. Management believes that the credit risk concentration with respect to financial instruments included in amounts receivable is remote.

(b)	Liquidity risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due and when appropriate will scale back its operations. As at December 31, 2016, the Company had cash and cash equivalents of $4,339,911 (December 31, 2015 - $11,197,573) to settle current liabilities of $4,232,201 (December 31, 2015 - $11,159,829) excluding warrant liabilities of $2,365,691 (December 31, 2015 – $2,137,751).

The Company currently does not generate any revenue or income (other than interest income on its cash balances) and accordingly, it is (and it will be for the foreseeable future) dependent primarily upon equity financing for any additional funding required for development and operating expenses.

The ability of the Company to arrange such financing in the future will depend in part upon prevailing capital market conditions and the business success of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to the Company. If additional financing is raised by the issuance of shares or convertible securities from treasury, control of the Company may change and shareholders may suffer additional dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise to continue its technology development program at its current pace.

The Company expects that approximately US $28.0 million, inclusive of the offering completed subsequent to the year end, in incremental funding will be required by the end of 2017 to maintain its currently anticipated pace of product development. If additional funding is not available, the pace of the Company’s development plan may be reduced.

(c)	Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange rates.

(i)	Interest rate risk

The Company has cash balances and no interest-bearing debt. The Company's current policy is to invest excess cash in one day cashable high interest savings accounts. The Company periodically monitors the investments it makes and is satisfied with the credit risk of its bank.

(ii)	Foreign currency risk

The Company's functional currency is the U.S. dollar. Expenditures transacted in foreign currency are converted to U.S. dollars at the rate in effect when the transaction is initially booked. The gain or loss on exchange, when the transaction is settled, is booked to the Statement of Net and Comprehensive Loss. Management acknowledges that there is a foreign exchange risk derived from currency conversion and believes this risk to be low as the company now maintains a minimum balance of Canadian dollars.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

10.	FINANCIAL INSTRUMENTS (continued)

(d)	Sensitivity analysis

Cash equivalents include fully redeemable term deposits which mature within 90 days. Sensitivity to a plus or minus 1% change in interest rates could affect annual net loss by $42,115 (December 31, 2015 - $107,798) based on the current level of cash invested in cash equivalents.

A strengthening of the U.S. dollars at December 31, 2016, as indicated below, against Canadian current assets and accounts payable and accrued liabilities including warrant liability of CDN$178,516 and $3,529,278 respectively (December 31, 2015 - $389,714 and $3,339,362) would result in increased equity and an increased profit for the period of $124,782 (December 31, 2015, increased equity and an increase profit of $108,724) as shown on the chart below. This analysis is based on foreign currency exchange rate variances that the Company considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for December 31, 2015.

December 31, 2016	Profit or (Loss)

5% strengthening
CDN current assets	$(6,648)
CDN Accounts payable and accrued liabilities	$131,430
$124,782

December 31, 2015

5% strengthening
CDN current assets	$(14,078)
CDN Accounts payable and accrued liabilities	$122,802
$108,724

A weakening of the U.S. dollar against the Canadian dollar at December 31, 2016 and December 31, 2015 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

11.	SEGMENTED REPORTING

The Company operates in a single reportable operating segment – the research and development of SPORT™, the next generation of surgical robotic platform.

12.	CAPITAL MANAGEMENT

The Company’s capital is composed of shareholders’ equity. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of its SPORT™ Surgical Platform (SPORT™). The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the SPORT™. The Company has further progress to make in the development of the SPORT™, and anticipates that the cost of completion will exceed its current resources. Accordingly, the Company will be dependent on external financing to fund a portion of its future activities. In order to carry out the completion of the SPORT™ and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company's approach to capital management during the year ended December 31, 2016. The Company is not subject to externally imposed capital requirements.

TITAN MEDICAL INC.
Notes to the Financial Statements
December 31, 2016 and 2015
(In U.S. Dollars)

13.	EVENTS AFTER THE REPORTING DATE

Effective January 3, 2017, David J. McNally was appointed Chief Executive Officer and a Director of the Company.

Effective January 9, 2017, the then current President of the Company stepped down as President. David McNally has assumed the role of President, effective immediately.

On January 17, 2017, the company granted 8,325,572 incentive stock options to a Director and Officer of the Company pursuant to its incentive stock option plan. These stock options vest over four year and are exercisable until January 17, 2024 at a price of CDN $0.57.

On February 7, 2017, the company granted 500,000 incentive stock options to a Vice President of Research and Development of the Company pursuant to its incentive stock option plan. These stock options vest over four year and are exercisable until February 7, 2024 at a price of CDN $0.50.

On March 16, 2017 Titan completed an offering of securities made pursuant to an agency agreement dated March 10, 2017 between the Company and Bloom Burton Securities Inc. (the “Agent”). The Company sold 21,467,200 units under the Offering at a price of CDN$0.35 per Unit for gross proceeds of approximately $5,680,221 ($5,100,880 net of closing cost including cash commission of $394,316 paid in accordance with the terms of the agency agreement). Each Unit consists of one Common Share of the Company and (i) one-half of one Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire one Share of the Company at an exercise price of CDN $0.40 which expire March 16, 2019, and (ii) one-half of one Common Share purchase warrant, each whole warrant entitles the holder thereof to acquire on Share of the Company at an exercise price of CDN $0.50 which expire March 16, 2021.

Pursuant to the agency agreement, in addition to the cash commission paid to the Agent, broker warrants were issued to purchase 1,500,155 units. Each broker warrant entitles the holder thereof to acquire one Share of the Company at a price of CDN $0.35 for a period of 24 months following the closing date.